NO ACT

PE
1-16-09

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

09038778

Received SEC
MAR 19 2009
Washington, DC 20549

March 19, 2009

Gillian A. Hobson
Vinson & Elkins LLP
First City Tower
1001 Fannin Street, Suite 2500
Houston, TX 77002-6760

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-19-09

Re: Southwest Airlines Co.
Incoming letter dated January 16, 2009

Dear Ms. Hobson:

This is in response to your letter dated January 16, 2009 concerning the shareholder proposal submitted to Southwest by the Teamsters General Fund. We also have received a letter from the proponent dated February 12, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

March 19, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Southwest Airlines Co.
Incoming letter dated January 16, 2009

The proposal requests that the company adopt a policy requiring all domestic and foreign contract repair facilities that perform aircraft maintenance for the company to meet the same operational and oversight standards as company-owned repair facilities.

There appears to be some basis for your view that Southwest may exclude the proposal under rule 14a-8(i)(7), as relating to Southwest's ordinary business operations (i.e., decisions relating to vendor relationships). Accordingly, we will not recommend enforcement action to the Commission if Southwest omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Southwest relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

February 12, 2009

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-1090

Re: Southwest Airlines Company's No-action Request Regarding Shareholder Proposal Submitted by the Teamsters General Fund

Dear Sir or Madam:

By letter dated January 16, 2009 (the "No-Action Request"), Southwest Airlines Company ("Southwest" or "Company") asked that the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamsters General Fund (the "Fund") from the Company's proxy materials to be sent to shareholders in connection with the 2009 annual meeting of shareholders.

The Fund hereby submits this letter in response to the No-Action Request. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal requests that Southwest "adopt a policy requiring all domestic and foreign contract repair facilities that perform aircraft maintenance for the Company to meet the same operational and oversight standards as Company-owned repair facilities." The Proposal further requests that the policy be disclosed to investors prior to the Company's 2010 annual meeting of shareholders.

Southwest contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), arguing that the Proposal pertains to the Company's ordinary business operations, and Rule 14a-8(i)(3), arguing that the Proposal is materially false and misleading.

We believe that Southwest should not be permitted to exclude the Proposal from its 2009 proxy materials pursuant to Rule 14a-8 for the reasons set forth below:

BASES FOR INCLUSION

I. The Proposal Focuses on a Significant Social Policy Issue—Aircraft Maintenance Outsourcing Standards—Precluding Application of the Ordinary Business Exclusion

Southwest argues that the Proposal is excludable under Rule 14a-8(i)(7), claiming that it:

> relates to Southwest's ordinary business operations because: (A) the Proposal attempts to interfere with management's ability to make decisions regarding vendor and supplier relations; (B) the Proposal relates to Southwest's ordinary business decisions regarding management of the workforce; and, (C) the Proposal relates to the location of Southwest's repair facilities.

In making these claims, the Company cites a number of ways in which the Proposal relates to Southwest's day-to-day decisions regarding maintenance outsourcing. For example, Southwest asserts that "the oversight of vendors and suppliers necessary to maintain Southwest's aircraft and operations is central to the Company's day-to-day operations;" "decisions regarding the location of employees and sourcing of services . . .are fundamental to management's ability to run Southwest on a day-to-day basis;" and, "the determination of where to operate its business and develop its products is a part of the running of Southwest's operations and within the scope of responsibilities of Southwest's management."

However, what Southwest fails to acknowledge is that the Proposal does not focus on or attempt to micromanage the fundamental management tasks of overseeing vendors, managing the workforce, or determining where to operate. The Proposal focuses on aircraft maintenance outsourcing standards, which is a significant social policy issue integral to the safety of the flying public. Southwest also fails to recognize a critical element of the Staff's interpretation of Rule 14a-8(i)(7)—that the ordinary business exclusion is not applicable to proposals that focus on matters of significant social policy issues, even if such proposals and their supporting statements relate to matters that would otherwise be considered ordinary business. As Staff Legal Bulletin 14C explicitly states: "The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials."

A. Significant Social Policy Issues are Beyond the Realm of Ordinary Business.

In 1998, the Commission clarified its approach to applying the ordinary business exclusion (Rule 14a-8(i)(7)), limiting the scope of what is considered ordinary business. In the adopting release (the "1998 Release"),[1] the Commission stated:

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as, the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> (Footnotes omitted)

By stating that a proposal relating to "[ordinary business] matters <u>but</u> <u>focusing on</u> sufficiently significant social policy issues" is not excludable (emphasis added), the 1998 Release made clear that a subject's status as a significant social policy issue trumps its characterization as an ordinary business matter. A 1976 release introducing the "significant social policy issue" analytic framework (the "1976 Release") described the analytic process similarly:

> Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters, which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power

[1] Exchange Act Release No. 40018 (May 21, 1998).

> plant has in the past been considered excludable under former sub-paragraph (c)(5). In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view.[2]

The robust public debate over the operational and oversight standards applied to contract aircraft repair facilities supports the assertion that aircraft maintenance outsourcing standards is a significant social policy issue that engages the attention of legislators and regulators, non-governmental organizations, mainstream media and the public at-large, precluding application of the ordinary business exclusion (Rule 14a-8(i)(7)) to the Fund's Proposal.

A. *Aircraft Maintenance Outsourcing Standards is a Significant Social Policy Issue*

Staff Legal Bulletin 14A states that "the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" In July 2000, the Division of Corporation Finance stated in the "Current Issues and Rulemaking Projects" that it had declined to allow exclusion of a shareholder proposal on "cash balance" pension plans submitted to IBM, despite the Staff's consistent characterization of employee benefits-related issues as ordinary business. The Staff "was persuaded that the widespread public debate on the significant social and corporate policy issues raised by conversion from defined-benefit to cash-balance retirement plans caused the subject-matter of this particular proposal to fall outside the realm of 'ordinary business' matters subject to exclusion under Rule 14a-8(i)(7)."[3]

Currently there are four tiers to the aircraft maintenance system, each governed by a different regulatory regime that mandates the minimum oversight standards for outsourced airline maintenance, repair, and overhaul. Airline-owned maintenance bases are held to the most stringent standards under Part 121 of the Federal Aviation Regulations (FARs). Domestic repair stations certificated by the Federal Aviation

[2] Exchange Act Release No. 12999 (Nov. 22, 1976).

[3] Division of Corporation Finance, "Current Issues and Rulemaking Projects," at 89-90 (July 25, 2000) (available at: http://www.sec.gov/pdf/cfcr072k.pdf).

Administration (FAA) fall under the less stringent FAR Part 145. Foreign repair stations certificated by the FAA are also covered by FAR Part 145, but critical exceptions are made in personnel and security standards. Non-certificated repair stations, both domestic and foreign, are not regulated or inspected by the FAA, nor are they limited in the types of maintenance they can perform. The FAA, which is tasked with inspecting nearly 5,000 domestic and foreign repair stations, has historically focused its inspections on airline-owned maintenance facilities and has been slow to change its model, even as maintenance has shifted to domestic and foreign repair stations.[4]

The discrepancy in operational and oversight standards for in-house versus outsourced aircraft maintenance, along with questions regarding the FAA's ability to provide vigilant monitoring of contract repair shops, has sparked a widespread public debate regarding the safety of aircraft maintenance outsourcing and the adequacy of standards currently applied to contract aircraft repair facilities:

- Recent, widely discussed Department of Transportation (DOT) audits of air carriers' aircraft maintenance outsourcing reveal alarming oversight failures. In September 2008, the DOT Inspector General's office reported that the FAA "relies too heavily on air carriers' oversight procedures, which are not always sufficient." According to the report, "untrained mechanics, lack of required tools, and unsafe storage of aircraft parts" were among problems found at repair stations—problems that "could affect aircraft safety over time if left uncorrected."[5] John Goglia, a former member of the National Transportation Safety Board, responded: "What this report tells me is there is still a big problem with oversight—the FAA is not verifying that the oversight being provided by the air carriers is doing the job it's supposed to."[6]

- Aircraft maintenance outsourcing standards have come under scrutiny in Washington, with federal lawmakers focusing significant attention on the safety issues involved. In June 2008, Senators Claire McCaskill (D-MO) and Arlen Specter (R-PA) introduced the Safe Aviation Facilities Ensure Aircraft Integrity and Reliability (SAFE AIR) Act of 2008 to boost government oversight of airline work performed abroad. As a senator from Illinois,

[4] Calvin Scovel III, "Aviation Safety: The FAA's Oversight of Outsourced Maintenance Facilities," Statement of the Inspector General, US Department of Transportation, before the House Transportation and Infrastructure Committee, Subcommittee on Aviation, March 29, 2007.

[5] "Air Carriers' Outsourcing of Aircraft Maintenance," Office of Inspector General, U.S. Department of Transportation, September 30, 2008 (available at: http://www.oig.dot.gov/StreamFile?file=/data/pdfdocs/WEB_FILE_Review_of_Air_Carriers_Outsourced_Maintenance_AV2008090.pdf).

[6] "FAA Faulted Over Outsourced Maintenance," CBS News, October 4, 2008 (available at: http://www.cbsnews.com/stories/2008/10/04/business/main4501660.shtml).

President Barack Obama co-sponsored the bill. Among other things, the SAFE AIR Act sought to require that American aircraft receive maintenance only at FAA-certificated repair stations, that FAA inspectors perform inspections of certified foreign repair stations twice a year, and that employees performing maintenance at foreign repair stations undergo drug and alcohol testing.[7]

- Recent Congressional hearings on the state of aircraft inspections have highlighted the oversight problems associated with outsourcing aircraft maintenance abroad. When the House Transportation and Infrastructure Committee met on April 3, 2008, to review the results of an oversight investigation into questions of conduct violating the Federal Aviation Regulations in the inspection and maintenance program, Douglas E. Peters, an Aviation Safety Inspector employed by the FAA, asked: "If we're having trouble overseeing carriers in this country, how can we effectively oversee carriers that are outsourcing their maintenance?" An MSNBC story on the hearings noted: "According to a 2007 report by the Inspector General of the Department of Transportation (DOT), 64 percent of airline maintenance dollars were outsourced in 2006, up from 37 percent 10 years earlier. The report also noted that the number of FAA-certified repair stations in foreign countries more than doubled—from 344 to 698—between 1994 and 2007. And while it emphasized that the issue is not *where* maintenance is conducted, but *how* it's conducted, there's simply no way FAA inspectors can visit every facility on a regular basis."[8]

- Major media outlets detailed gaps in operational and oversight standards for maintenance outsourced overseas when a run of airline groundings in the spring of 2008 put a spotlight on maintenance safety. For example, *BusinessWeek* reported: "Airline maintenance has become a $42 billion-a-year business, with countries such as Dubai, China, Korea, and Singapore making enormous investments to attract such work. While there's some concern about the 4,181 maintenance operations in the U.S., the bigger worry is over the 700-plus foreign shops overseen by the Federal Aviation Administration. . . . Even those overseas facilities that the agency visits don't have to conduct the criminal-background checks and random drug and alcohol tests on aircraft mechanics that are required at domestic facilities. And it's difficult for the FAA to stage surprise inspections, as it does in the U.S."[9]

---

[7] "McCaskill-Specter Bill Would Strengthen Safety and Security At Foreign Aircraft Repair Facilities," Press Release, Office of U.S. Senator Claire McCaskill (D-MO), June 5, 2008.

[8] "Airlines and the FAA: Too close for comfort?" MSNBC, April 8, 2008. (available at: http://www.msnbc.msn.com/id/23999441/)

[9] "U.S. airlines outsource majority of repairs," *BusinessWeek*, April 15, 2008.

- The fatal crash of an Air Midwest commuter plane in January 2003 called public attention to the airlines' practice of outsourcing critical maintenance work to uncertified workers without enough oversight by the carriers. All 21 people on the flight were killed when the plane crashed shortly after takeoff in Charlotte, NC. According to the National Transportation Safety Board (NTSB), a primary cause of the crash was that mechanics employed by a third-party repair facility incorrectly rigged the airplane's elevator control system during a maintenance check. The NTSB faulted Air Midwest for lack of oversight of the facility.[10] A year later Air Midwest determined to bring its routine aircraft maintenance back in-house. Jonathan Ornstein, CEO of Air Midwest's parent company, Mesa Air Group, commented: "After an accident like that, you reassess."[11]

- Mainstream television news outlets have called the public's attention to the safety concerns regarding weak standards for aircraft maintenance outsourced overseas. In a segment aired on June 13, 2008, on CNN's Lou Dobbs Tonight, CNN correspondent Bill Tucker reported: "It's a flier's nightmare. A plane exploding in flames like this China air flight last year, the result of an error in maintenance. Critics of the U.S. airline industry worry that the industry's trend to outsource the maintenance of its planes, in particular the outsourcing of work to foreign repair shops, is compromising safety, even though there are no studies to support that." The segment featured Sen. Claire McCaskill (D-MO) stating: "We have foreign repair stations in countries that our own State Department has recognized as havens for terrorist activity. We actually found a member of al Qaeda under the hood of an airplane a number of years ago. The GAO Office and auditor found that."[12]

- *Consumer Reports*, one of the top-ten-circulation magazines in the country, issued an investigative report in March 2007 on the air safety concerns raised by aircraft maintenance outsourcing and made the case for the uniform operational and oversight standards sought by the Proposal. In "An accident waiting to happen?" *Consumer Reports* alerts the public: "To save money, airlines have outsourced many of their operations, from baggage handling to onboard catering. But the latest trend has far greater consequences than who

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[10] National Transportation Safety Board Safety Recommendation, March 5, 2004 (available at: http://www.ntsb.gov/recs/letters/2004/A04_04_24.pdf); "An accident waiting to happen?" *Consumer Reports*, March 2007.
[11] "Airline resumes in-house repairs a year after Charlotte crash," *USA Today*, February 23, 2004.
[12] "Outsourcing Safety," Lou Dobbs Tonight, CNN, June 13, 2008 (transcript available at: http://transcripts.cnn.com/TRANSCRIPTS/0806/13/ldt.01.html).

provides the food for your next flight. More and more, airlines are contracting out the work to maintain planes—fixing wheels, repairing engines, and more . . . . Contract repair facilities, especially those overseas, are subject to less oversight than in-house shops, with fewer screening programs for workers, fewer inspections, and loopholes that allow even more subcontracting." Noting that its investigation found "warning signs" such as maintenance work being done by non licensed mechanics, terrorism suspects working at repair facilities, and concern among aviation experts, the report concludes: "Consumers Union, publisher of *Consumer Reports*, believes that the standards should be made uniform, to equally apply whether the work is performed by the airline or an outside company."[13]

- Aviation experts and industry insiders are speaking publicly about their safety and security concerns regarding aircraft maintenance outsourcing. According to *Consumer Reports*, Nick Lacey, FAA's director of flight standards from 1999 to 2001, notes concern that the FAA might not be able to keep pace with the proliferation of contract repair shops: "If you asked the FAA, 'Are your air carriers more compliant with regulations today than yesterday?' the agency would not know." Linda Goodrich, an FAA inspector and a vice president of the Professional Airways Systems Specialists, told Consumer Reports that foreign contract repair facilities are a special problem: "The inspector is basically rendered useless overseas." George Miller, a Houston-based lead technician for Continental Airlines and a member of the Aircraft Maintenance Technology Society, told Consumer Reports that in his experience, two or three out of ten planes that Continental gets back from outside shops need more in-house work. John Goglia, an FAA-certified mechanic and former member of the National Transportation Safety Board, said: "You add up all these ticks of risk, and you could have a problem."[14]

- The issue of aircraft maintenance outsourcing standards has generated a substantial amount of press coverage from major media outlets, reflecting the general public's exposure to and interest in the safety issues at stake. A Nexis search on aircraft maintenance outsourcing standards conducted on January 26, 2009, looking at all news sources over the previous year, produced 679 articles/reports on the subject.

While this list of evidence is not exhaustive, as it would be unwieldy to completely document the public discussion on the adequacy of current aircraft

[13] "An accident waiting to happen?" *Consumer Reports*, March 2007.
[14] "An accident waiting to happen?" *Consumer Reports*, March 2007.

maintenance outsourcing standards, the Fund believes these examples soundly demonstrate that aircraft maintenance outsourcing standards constitute a significant social policy issue that engages the attention of the media, legislators and regulators, and the public at large.

Southwest cites a number of Staff determinations in sections I.A., B., and C. of the No-Action Request as precedent for the Staff to consider. The Company notes determinations on proposals addressing vendor and supplier relationships [*Dean Foods Co.* (avail. March 9, 2007), *International Business Machines Corp.* (avail. Dec. 29, 2006), *PepsiCo, Inc.* (avail. Feb. 11, 2004), and *Seaboard Corp.* (avail. March 3, 2003)]; determinations on proposals addressing management of the workforce [*Boeing Co.* (avail. Feb. 25, 2005), *Citigroup Inc.* (avail. Feb. 4, 2005), *Mattel, Inc.* (avail. Feb. 4, 2005); *SBC Communications Inc.* (avail. Feb. 4, 2005); *Capital One Financial Corp.* (avail. Feb. 3, 2005), *Fluor Corp.* (avail. Feb. 3, 2005), *General Electric Co.* (avail. Feb. 3, 2005), and *International Business Machines Corp.* (avail. March 8, 2004)]; and, determinations on proposals addressing decisions related to operating locations [*Minnesota Corn Processors, LLC* (avail. April 3, 2002), *The Allstate Corp.* (avail. Feb. 19, 2002), *MCI Worldcom, Inc.* (avail. April 20, 2000), and *McDonald's Corp.* (avail. March 3, 1997)]. In each case, we believe these determinations are irrelevant because the proposals focused on matters of ordinary business, while the Fund's Proposal focuses on a significant social policy issue that transcends ordinary business.

In fact, some of the determinations cited by Southwest involve proposals that did not raise social policy issues at all. For example, the proposal in *International Business Machines Corp.*, (avail. Dec. 29, 2006) asked that the company "update the competitive evaluation process to only accept late quotes from a supplier if the supplier provides documented proof of a situation that only the late supplier experienced and that the situation was unforeseen and not preventable." The proposal in *PepsiCo, Inc.*, asked the company to "Stop favoring one bottler over the other, stop permitting unequal or unfair support differentials, and ensure uniform accounting for support payments to avoid regulatory exposure." The proposal in *Minnesota Corn Processors, LLC,* requested that the company "build a new corn processing plant subject to specific conditions," including that it "produce additional profits," "increase the value of each current share," "provide an option to deliver more corn per current share," "deliver a more homogeneous specific feedstock if our studies indicate another profit advantage," and "attempt to utilize bio-based renewable, solid waste, co-generation or other non-conventional feedstocks if our studies indicate another profit advantage," among others. The proposal in *The Allstate Corp.*, asked that the company "cease operations in Mississippi," because "Mississippi courts are a plaintiffs' Mecca for winning extraordinary compensatory and punitive damages against corporate defendants." The proposal in *MCI Worldcom, Inc.*, requested that a "proper economic analysis, including a fairness opinion, accompany future plans to abandon existing office or operating facilities in favor of more expensive, newer, or more convenient facilities, whether relocating, consolidating or expanding such facilities, with the goal of protecting and enhancing shareholder value." The Fund respectfully submits that these ordinary business proposals are not at all relevant to the Staff's consideration of the Proposal.

B. The Proposal Focuses on Aircraft Maintenance Outsourcing Standards, Not Ordinary Business Matters.

Citing *Peregrine Pharmaceuticals, Inc.*, (avail. July 31, 2007), *General Motors Corp.*, (avail. April 4, 2007), and *Wal-Mart Stores, Inc.*, (avail. March 15, 1999) as precedent, Southwest points out that the Staff has consistently allowed companies to exclude proposals that address both ordinary and non-ordinary business matters. Southwest believes that it is not necessary for the Staff "to consider whether the Proposal may also touch upon significant policy issues, since the Proposal here addresses ordinary business issues: management's decisions relating to vendors and suppliers, and job loss and employee relations issues that arise as a result of management of the workforce."

However, Southwest fails to recognize that the Proposal does not merely touch upon significant social policy issues—rather, it *focuses on* a significant policy issue and how the Company's related practices may impact the public's health. It is this focus that distinguishes the Proposal from the past determinations cited by Southwest and that renders the Proposal appropriate for shareholder action.

Staff Legal Bulletin 14C makes clear that within the scope of Rule 14a-8(i)(7) proposals relating to ordinary business matters, but focusing on a significant social policy issue, are appropriate for a shareholder vote. It states:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the Company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal

> and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the Company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7).

Staff Legal Bulletin 14C goes on to cite *Exxon Mobil Corp.,* (avail. March 18, 2005) as an example of a proposal that involved the Company's ordinary business but focused on a significant social policy issue and was, therefore, appropriate for a shareholder vote. The proposal requested a report "on the potential environmental damage that would result from the Company drilling for oil and gas in protected areas." Although drilling for oil and gas is certainly part of Exxon Mobil's ordinary business, the proposal focused on the Company's operations in protected areas—extraordinary operations that could adversely affect the environment and that play a significant role in a social policy issue. Similarly, in *Burlington Northern Santa Fe Corporation,* (avail. Dec. 27, 2007) and *Norfolk Southern Corporation* (avail. Jan. 14, 2008), the Staff found that proposals seeking disclosure on the companies' rail security efforts were not excludable. Although the rail companies argued that their efforts to secure their operations certainly involve day-to-day management tasks, the proponent successfully argued that the companies' security efforts related to potential acts of terrorism are extraordinary business matters that are inextricably linked to the public's health and constitute a significant social policy issue.

Like the proposals in *Exxon Mobil Corp., Burlington Northern Santa Fe Corporation* and *Norfolk Southern Corporation,* the Proposal does not focus on the Company engaging in an internal assessment of risks, nor does it focus on any variety of other ordinary business matters. It focuses on a matter of significant social policy and Company's practices that directly affect the public's health.

Throughout the Proposal as a whole (both the "Resolved" clause and supporting statement), the language clearly focuses on aircraft maintenance outsourcing standards:

- the "Resolved" clause requests that the Company adopt a policy requiring all contract repair facilities "that perform aircraft maintenance for the Company to meet the same *operational and oversight standards* as Company-owned repair facilities;"

- the supporting statement notes the disparity in operational standards for outsourced versus in-house maintenance, explaining that contract repair stations "are subject to less stringent *maintenance standards* than airline-owned stations" and that there "is *no standard* for foreign repair stations with respect to personnel background checks, drug and alcohol testing, access to aircraft, and parts inventory;"

- the supporting statement cites recent Congressional hearings and Department of Transportation (DOT) investigations that "reveal alarming *oversight failures* in outsourced aircraft maintenance" and discusses problems found at repair facilities that speak to the need for stronger aircraft maintenance outsourcing standards; and,

- the supporting statement notes the lack of disclosure regarding which repair stations the Company uses for maintenance work, and "what *operational and oversight standards* apply at these facilities" and the need that those stations "meet the same high *operational and oversight standards* as Company-owned repair facilities."

(Emphasis added)

The focus is clearly on aircraft maintenance outsourcing standards and not on the ordinary business matters of overseeing vendors, managing the workforce, and determining where to operate.

The Proposal also clearly focuses on the Company taking steps to minimize threats to the public's health. The text of the Proposal is consistent in this emphasis:

- the supporting statement discusses the Fund's belief that the Company "compromises *the safety and security of the flying public*" in contracting out its aircraft maintenance;
- the supporting statement notes that the lack of certain operational standards for foreign repair stations creates "security vulnerabilities that *terrorists could exploit with catastrophic results*," clearly alluding to life-or-death risks for passengers and crew;
- the supporting statements cites DOT Inspector General's office reports that found certain problems at repair stations that "*could affect aircraft safety* over time," with "aircraft safety" inherently referring to the safety of the passengers and crew;
- the supporting statement notes that the use of non-certificated repair facilities "exacerbate[s] the *risk to the flying public*;" and,
- the supporting statement concludes with an explicit statement that of the Fund's belief that adoption of the Proposal "will *reduce the risks to the flying public*." (Emphasis added)

Indeed, the Proposal repeatedly emphasizes its focus on how Southwest can minimize risks to the public's health by requiring all contract repair facilities that perform aircraft maintenance for the Company to meet the same high operational and oversight standards as Company-owned repair facilities.

Given the full context of the proposal and the supporting statement, we believe that the Proposal leaves no doubt that its thrust and focus is on a significant social policy issue and how Southwest's related practices may affect the public's health.

II. The Proposal is Neither False nor Misleading and The Company Should not be Permitted to Exclude it Pursuant to Rule 14a-8(i)(3).

Relying on Rule 14a-8(i)(3) and Rule 14a-9, Southwest argues that the Proposal makes two statements that are materially false and misleading. The Company faces a very high burden when it seeks to exclude the entire Proposal as false and misleading—a burden the Company fails to meet.

In Staff Legal Bulletin No. 14B, the Staff clarified its views with regard to the application of Rule 14a-8(i)(3). The Staff noted:

> In this regard, rule 14a-8(i)(3) permits the company to exclude a proposal or a statement that is contrary to any of the proxy rules, including rule 14a-9, which prohibits materially false or misleading statements. Further, rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is materially false or misleading.

A. First, the Company takes issue with the following statement within the Proposal's supporting statement: "There is *no standard* for foreign repair stations with respect to personnel background checks, drug and alcohol testing, access to aircraft, and parts inventory—creating security vulnerabilities that terrorists could exploit with catastrophic results." (Emphasis added by the Company in the No-Action Request). Southwest argues the statement "is materially false and misleading because the FAA or the national aviation authority of the foreign country will annually certify foreign repair stations outside the United States, and a repair station may lose its certificate if it does not comply with the requirements of the FAA or, if applicable, those of its national aviation authority." Southwest states that during these certifications, "FAA inspectors identify potential safety hazards and target inspection efforts on areas of greatest risk. . . .verif[y] that the facility and personnel are qualified to perform the maintenance functions requested by the air carrier or listed in their operations specifications." The Company encloses an FAA Fact Sheet on FAA Oversight of Repair Stations.

In making this argument, the Company fails to demonstrate how the Proposal's statement is materially false and misleading. Southwest offers a narrative on the annual certifications of foreign repair shops by the FAA or the national aviation authority of the foreign country, but these annual certifications do not conflict with the Proposal's factual assertion that there "is no standard for foreign repair stations with respect to personnel background checks, drug and alcohol testing, access to aircraft, and parts inventory." Indeed, the FAA Fact Sheet that Southwest enclosed lists three "standards for 'outsourced' maintenance," none of which contradict the Proposal's statement. According to the FAA Fact Sheet, "Air carriers have to ensure that all contractors follow the procedures specified in the air carrier's maintenance program. Air carriers must list all contractors on a vendor list; only substantial maintenance providers have to be approved in the air carrier's operation specifications. The airline must show that the provider has the capability, organization, facilities and equipment to perform the work." Nowhere does the FAA's Fact Sheet detail federally-mandated standards with respect to personnel background checks, drug and alcohol testing, access to aircraft, or parts inventory.

The statement that Southwest contends is materially false and misleading is based on federal aviation maintenance standards. Foreign repair stations are governed by Federal Aviation Regulation (FAR) Part 145. Subpart C specifically covers foreign repair stations. No section of FAR Part 145, including Subpart C, establishes requirements for background checks, drug and alcohol testing for the employees of foreign repair stations, or specifies how foreign repair stations must maintain parts inventory.[15] Appendix I to FAR Part 121 (the set of regulations governing US carriers), "Drug Testing Program," and Appendix J to FAR Part 121, "Alcohol Misuse Prevention Program," both specifically exclude foreign workers from these regulations, stating that "the provisions of this appendix shall not apply to any person who performs a safety-sensitive function by contract for an employer outside the territory of the United States."[16]

---

[15] FAR Part 145: http://www.access.gpo.gov/nara/cfr/waisidx_02/14cfr145_02.html; http://www.risingup.com/fars/info/145-index.shtml.

[16] FAR Part 121, Appendix I Part XII and Appendix J Part VIII: http://www.risingup.com/fars/info/part121-I-APPX.shtml.

As of January 29, 2009, TSA had not yet issued regulations pertaining to the "security of maintenance and repair work conducted on aircraft and aircraft components at domestic and foreign repair stations, of the aircraft and aircraft components located at the repair stations, and of the repair station facilities as required in 49 U.S.C. 44924."[17] Last year, TSA failed to meet the August deadline to establish final repair station rules, as set by Congress in legislation implementing the recommendations of the 9/11 Commission. As a result of this, as mandated by Congress, the FAA suspended all new applications for foreign repair stations and currently is only processing applications submitted prior to August 2008 and renewal applications.[18]

Therefore, we submit that the statement in question is a factual assertion based on the Fund's understanding of the federal aviation regulations and is not materially false and misleading, as the Company charges.

B. The second statement with which the Company takes issue is: "Exacerbating the risk to the flying public is the airlines' use of non-certificated repair facilities, which are not regulated or inspected by the FAA. In December 2005, the DOT Inspector General's office identified 1,400 non-certificated facilities that perform aircraft maintenance for U.S. carriers. It found that 21 of these domestic and foreign facilities were performing maintenance 'critical to the airworthiness of the aircraft,' and neither the FAA nor the carriers using these facilities provided adequate oversight of the work."

Southwest argues that this statement "is materially false and misleading because it implies that Southwest uses 'non-certificated repair facilities, which are not regulated or inspected by the FAA.'" According to the Company, it "*typically* requires all of its contracted repair facilities to comply with FAA standards." (Emphasis added)

First of all, the statement in question refers to "the airlines' use of non-certificated repair facilities"—not "the airline's use," "the Airline's use," "Southwest's use," or "the Company's use." Therefore, we think a fair reading of the Proposal would suggest that this statement refers generally to the major U.S. airlines and not to Southwest in particular. Secondly, the supporting statement immediately goes on to state: "Relying on publicly available sources does not provide a complete picture of which repair stations our Company contracts with for maintenance work

[17] Transportation Security Administration:
http://www.tsa.gov/research/laws/regs/editorial_multi_image_with_table_0203.shtm, Accessed Jan. 29, 2009.
[18] National Policy Notice, FAA, US DOT, N 8900.47, July 21, 2008 (available at:
http://fsims.faa.gov/wdocs/notices/n8900_47.htm).

and what operational and oversight standards apply at these facilities." In other words, the Proposal explicitly states that it is unclear what repair stations Southwest uses (that is, FAA-certificated or non-certificated stations) and what standards apply at those facilities.

Staff Legal Bulletin No. 14B states:

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on Rule 14a-8(i)(3) in the following circumstances:
>
> > the company objects to factual assertions because they are not supported;
> >
> > the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> >
> > the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or,
> >
> > the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> We believe that it is appropriate under Rule 14a-8 for companies to address these objections in their statements of opposition.

Thus, the remedy for the Company is to make clear in its statement of opposition that Southwest "typically" requires its contracted repair facilities to comply with FAA standards.

III. Conclusion

For the foregoing reasons, the Fund respectfully requests that the Division not issue the determination requested by Southwest.

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact Jamie Carroll, IBT Program Manager, at (202) 624-8100.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc
Enclosure

cc: Gillian A. Hobson, Esq., Partner, Vinson & Elkins
Ron Ricks, Executive Vice President, Corporate Services and Corporate Secretary, Southwest Airlines Company

Vinson&Elkins

Gillian A. Hobson ghobson@velaw.com
Tel 713.758.3747 Fax 713.615.5794

January 16, 2009

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the International Brotherhood of Teamsters

Ladies and Gentlemen:

This letter is to inform you that our client, Southwest Airlines Co. ("Southwest" or the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Shareholders Meeting (collectively, the "2009 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from the International Brotherhood of Teamsters (the "Proponent").

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, we have:

1. attached a copy of the Proposal;

2. filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2009 Proxy Materials with the Commission; and

3. concurrently sent copies of this correspondence to the Proponent.

Because this request will be submitted electronically pursuant to Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are not enclosing the six additional copies ordinarily required by Rule 14a-8(j). Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Southwest pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal consists of a resolution that reads as follows:

"RESOLVED: That the shareholders of Southwest Airlines Company ("Southwest" or "Company"), hereby request that the Company adopt a policy requiring all domestic and foreign contract repair facilities that perform aircraft maintenance for the Company to meet the same operational and oversight standards as Company-owned repair facilities. The policy shall be disclosed to investors prior to the 2010 annual meeting."

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as *Exhibit A*. On behalf of our client, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials on the bases described below.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters related to Southwest's ordinary business operations; and

- Rule 14a-8(i)(3) because the Proposal is materially false and misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals With Matters Related to Southwest's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of shareholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In Staff Legal Bulletin No. 14C (June 28, 2005), the Staff stated that "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." While that statement was made specifically with respect to proposals that address environmental or public health issues, we understand that the statement reflects the standard generally applied by the Staff in evaluating whether proposals may be excluded under Rule 14a-8(i)(7).

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. Examples of such tasks cited by the Commission were "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

For the reasons addressed below, the Proposal relates to Southwest's ordinary business operations because: (A) the Proposal attempts to interfere with management's ability to make decisions regarding vendor and supplier relations; (B) the Proposal relates to Southwest's ordinary business decisions regarding management of the workforce; and (C) the Proposal relates to the location of Southwest's repair facilities.

A. The Proposal Involves Ordinary Business Matters Because It Attempts to Micromanage Management's Decisions Relating to Southwest's Vendors and Suppliers of Products and Services.

The adoption of the type of policy requested by the Proposal constitutes a central and routine aspect of managing Southwest's operations to minimize risks to Southwest, its employees, and the communities it serves. The Proposal addresses Southwest's day-to-day decisions regarding "the sourcing of maintenance services." Thus, the Proposal addresses "core matters involving the company's business and operations" that are "of a complex nature" and are "fundamental to management's ability to run [the Company] on a day-to-day basis," and, accordingly, constitute ordinary business matters within the meaning of Rule 14a-8(i)(7). *See* 1998 Release.

At December 31, 2008, Southwest operated 537 Boeing 737 aircraft and provided service to 64 airports in 32 states throughout the United States. Southwest and its third-party maintenance providers are subject to the jurisdiction of the Federal Aviation Administration ("FAA") with respect to aircraft maintenance and operations, including equipment, ground facilities, dispatch, communications, flight training personnel, and other matters affecting air safety. To ensure compliance with its regulations, the FAA requires airlines to obtain operating, airworthiness, and other certificates. These certificates are subject to suspension or revocation for cause. In addition, under FAA regulations, Southwest has established, and the FAA has approved, operations specifications and a maintenance program for its aircraft, ranging from frequent routine inspections to major overhauls. *See* Fact Sheet – FAA Oversight of Repair Stations, http://www.faa.gov/news/fact_sheets/news_story.cfm?newsId=6252 (attached hereto as *Exhibit B*) (the "FAA Fact Sheet").

Southwest devotes considerable effort and resources to maintain the highest operational and oversight standards in the maintenance of its aircraft and the security of its operations. The fact that no Southwest passenger or crew member has ever suffered a fatal injury on a Southwest flight in nearly 40 years of flight operations attests to the seriousness that Southwest attaches to safety and to the success of its operational and oversight standards. The oversight of vendors and suppliers necessary to maintain Southwest's aircraft and operations is central to the company's day-to-day operations.

The Staff has concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(7) as relating to ordinary business matters when the proposal relates to decisions regarding vendor and supplier relationships. *See, e.g., Dean Foods Co.* (avail. Mar. 9, 2007, recon. denied Mar. 22, 2007) (permitting the omission of a shareholder proposal under Rule 14a-8(i)(7) that requested the company report on its policies to address consumer and media criticism of the company's production and sourcing practices as relating to "customer relations and decisions relating to supplier relationships"); *International Business Machines Corp.* (avail. Dec. 29, 2006) (concurring that a proposal regarding company practices with respect to vendors related to ordinary business matters, specifically, "decisions relating to supplier relationships"); *PepsiCo, Inc.* (avail. Feb. 11, 2004) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) relating to the company's relationships with different bottlers because it involved "decisions relating to vendor relationships"); *Seaboard Corp.* (avail. Mar. 3, 2003) (permitting exclusion of a proposal under Rule 14a-8(i)(7) regarding the company's policies relating to the use of certain antibiotics at its facilities and those of its suppliers). Thus, shareholder proposals that attempt to regulate aspects of a company's decision-making process with respect to its repair facilities and that improperly seek to involve shareholders in day-to-day decisions regarding whether and when to use vendors are excludable as relating to ordinary business matters. By analogy, the Proposal may properly be excluded under Rule 14a-8(i)(7) because it attempts to micro-manage Southwest's decisions relating to vendor relationships. In the supporting statement, the Proponent asserts that "[w]e believe that in contracting out aircraft maintenance, Southwest compromises the safety and security of the flying public and the long-term sustainability of our Company." Safeguarding the safety and security of its customers and employees is fundamental to Southwest's operations, and decisions regarding maintenance contracts or vendors used to repair its aircraft relate to these core matters involving its business. The Proponent's statement makes clear that the Proposal seeks to micro-manage Southwest's vendor selection process.

Accordingly, based on the precedent described above and the Proposal's emphasis on ordinary business matters regarding vendor relationships, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

B. The Proposal Involves Ordinary Business Matters Because It Relates to Management of the Workforce.

The Proposal's request that Southwest "adopt a policy requiring all domestic and foreign contract repair facilities that perform aircraft maintenance for the Company to meet the same operational and oversight standards as Company-owned repair facilities," addresses precisely the type of "management of the workforce" that the Commission identified in the 1998 Release as relating to ordinary business operations. Decisions regarding the location of employees and sourcing of services implicate the type of fundamental and complex matters that are not proper for shareholder proposals because they involve tasks that are fundamental to management's ability to run Southwest on a day-to-day basis and delve too deeply into Southwest's complex operations. Accordingly, as discussed further below, the Staff has issued no-action relief under

Rule 14a-8(i)(7) concurring that proposals addressing management of the workforce – including outsourcing – constitute ordinary business matters.

The Staff consistently has stated that shareholder proposals may be excluded pursuant to Rule 14a-8(i)(7) when the proposals related to the company's management of its workforce. In 2005, the Staff addressed seven identical proposals relating to outsourcing/offshoring and concluded that they could be excluded on Rule 14a-8(i)(7) grounds. *See Boeing Co.* (avail. Feb. 25, 2005); *Citigroup Inc.* (avail. Feb. 4, 2005); *Mattel, Inc.* (avail. Feb. 4, 2005); *SBC Communications Inc.* (avail. Feb. 4, 2005); *Capital One Financial Corp.* (avail. Feb. 3, 2005); *Fluor Corp.* (avail. Feb. 3, 2005); *General Electric Co.* (avail. Feb. 3, 2005). Those proposals requested that the companies issue a "Job Loss and Dislocation Impact Statement" concerning the elimination of jobs and relocation of jobs to foreign countries. Similarly, in *International Business Machines Corp.* (avail. Feb. 3, 2004; recon. denied Mar. 8, 2004), a proposal requested that the company's board of directors "establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7) on the grounds that it related to "employment decisions and employee relations."

By analogy, the Proposal may properly be excluded under Rule 14a-8(i)(7) because it attempts to micro-manage Southwest's decisions relating to vendor relationships and their employment policies and practices. In the supporting statement, the Proponent asserts that there is "no standard for foreign repair stations with respect to personnel background checks, drug and alcohol testing . . . ." While as discussed in greater detail below, Southwest believes the statement is materially misleading, and even if it were true, the Proposal requires Southwest to adopt a policy which would require certain employment-related practices be adopted by suppliers. Accordingly, the Proposal addresses precisely the type of "management of the workforce" matters that may be properly excluded as relating to ordinary business operations.

C. The Proposal Involves Ordinary Business Matters Because It Relates to the Location of Southwest's Repair Facilities.

The Proposal seeks to micro-manage Southwest's decisions relating to the location of Southwest's operations and, thus, is excludable pursuant to Rule 14a-8(i)(7). The Proposal relates to decisions by Southwest regarding sourcing of services from the foreign contract repair facilities. As discussed in the Proposal, in March 2008, Southwest suspended plans to shift certain maintenance operations to El Salvador. The Proponent asserts that it "further believe[s] risks to passenger and crew safety will increase dramatically if Southwest revives its plans to send maintenance work abroad." The determination of where to operate its business and develop its products is a part of the running of Southwest's operations and within the scope of responsibilities of Southwest's management.

In this regard, the Staff consistently has concurred that a company's decisions about the location and relocation of its manufacturing and other facilities are matters of ordinary business. *See, e.g., Minnesota Corn Processors, LLC* (avail. Apr. 3, 2002) (proposal requesting that the company build a new corn processing plant subject to certain conditions was excludable under

Rule 14a-8(i)(7) because it dealt with "decisions relating to the location of [the company's] corn processing plants"); *The Allstate Corp.* (avail. Feb. 19, 2002) (concurring in the exclusion of a proposal requesting that the company cease its operations in Mississippi); *MCI Worldcom, Inc.* (avail. Apr. 20, 2000) (proposal requesting that an economic analyses accompany future plans to relocate offices and facilities was excludable because it related to the "determination of the location of office or operating facilities"); *McDonald's Corp.* (avail. Mar. 3, 1997) (concurring in the exclusion of a proposal requesting that the company take steps to prevent the loss of public park lands when determining the location of new facilities because the proposal dealt with the ordinary business decision of plant location). These no-action letters demonstrate that Southwest's decisions with respect to the location of its operating facilities are a matter of ordinary business. Therefore, precedent makes clear that the Proposal may be excluded under Rule 14a-8(i)(7).

D. Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Entire Proposal is Excludable Due to the Fact That it Distinctly Addresses Ordinary Business Matters.

The precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). We recognize that the Staff has concluded that certain operations-related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. Nevertheless, the Staff also has consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For example, the Staff affirmed this position in *Peregrine Pharmaceuticals, Inc.* (avail. July 31, 2007), stating that a proposal recommending that the board appoint a committee of independent directors to evaluate the strategic direction of the company and the performance of the management team could be excluded under Rule 14a-8(i)(7) as relating to ordinary business matters. The Staff noted "that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Peregrine omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." Similarly, in *General Motors Corp.* (avail. Apr. 4, 2007), a proposal requesting that the board institute an executive compensation program that tracks progress in improving the fuel economy of GM vehicles was excludable under Rule 14a-8(i)(7). The Staff stated, "[i]n this regard, we note that while the proposal mentions executive compensation, the thrust and focus of the proposal is on ordinary business matters." *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor, and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

Therefore, we do not believe that it is necessary to consider whether the Proposal may also touch upon significant policy issues, since the Proposal here addresses ordinary business issues: management's decisions relating to vendors and suppliers, and job loss and employee relations issues that arise as a result of management of the workforce. Thus, regardless of whether aspects of the Proposal are considered to implicate a significant policy issue, under well-established precedent, the entire Proposal may be excluded because "the thrust and focus of the proposal is on ordinary business matters" within the scope of Rule 14a-8(i)(7).

II. Southwest May Omit the Proposal Pursuant to Rule 14a-8(i)(3) Because the Proposal Contains Materially False and Misleading Statements.

Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (Sept. 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement if, among other things, the company demonstrates objectively that it is materially false or misleading. *See Sara Lee Corporation* (July 31, 2007) (permitting company to exclude materially false or misleading portions of supporting statement from proxy materials).

We believe that the Proponent's supporting statement contains factual statements that are materially false and misleading. Each of these statements is set forth and discussed below.

A. "There is *no standard* for foreign repair stations with respect to personnel background checks, drug and alcohol testing, access to aircraft, and parts inventory—creating security vulnerabilities that terrorists could exploit with catastrophic results." [emphasis added]

This statement is materially false and misleading because the FAA or the national aviation authority of the foreign country will annually certify foreign repair stations outside the United States, and a repair station may lose its certificate if it does not comply with the requirements of the FAA or, if applicable, those of its national aviation authority. *See* FAA Fact Sheet.

Just as for domestic repair stations, the FAA conducts at least one comprehensive, in-depth inspection annually for renewal of the foreign repair station's certificate. The FAA notifies a repair station prior to an inspection to meet the repair station's security requirements, make sure the appropriate personnel are available, and allow the facility to do any needed coordination with remote work sites or contractors. The agency also notifies the appropriate U.S. embassy and the country's national aviation authority. Using risk analysis tools, FAA inspectors identify potential safety hazards and target inspection efforts on areas of greatest risk. During the inspection, the FAA verifies that the facility and personnel are qualified to perform the maintenance functions requested by the air carrier or listed in their operations specifications. The entire inspection is done during a single visit; the size and complexity of the repair station may require several days and several inspectors to complete the work. *See* FAA Fact Sheet.

The United States has country-to-country Bilateral Aviation Safety Agreements with France, Germany, and Ireland. These agreements eliminate duplicative efforts by the FAA and the national aviation authorities, and specify that each authority perform certification and surveillance activities on behalf of the other. The FAA audits these national aviation authorities, reviews their inspector guidance materials, inspector staffing levels and training programs, and performs joint repair station audits with the authorities' inspectors. Under these agreements, the

FAA conducts sample inspections of repair stations located in these countries. *See* FAA Fact Sheet.

B. "Exacerbating the risk to the flying public is the airlines' use of non-certificated repair facilities, which are not regulated or inspected by the FAA. In December 2005, the DOT Inspector General's office identified 1,400 non-certificated facilities that perform aircraft maintenance for U.S. carriers. It found that 21 of these domestic and foreign facilities were performing maintenance 'critical to the airworthiness of the aircraft,' and neither the FAA nor the carriers using these facilities provided adequate oversight of the work."

This statement is materially false and misleading because it implies that Southwest uses "non-certificated repair facilities, which are not regulated or inspected by the FAA." In fact, Southwest typically requires all of its contracted repair facilities to comply with FAA standards.

In summary, we believe that the Proposal should be excluded from the 2009 Proxy Statement under Rule 14a-8(i)(3) because it contains materially false and misleading statements in violation of Rule 14a-9. Alternatively, if the Staff determines that the Proposal may be included in the 2009 Proxy Materials, Southwest requests that the Proposal be modified to remove all statements that are materially false and misleading.

CONCLUSION

On the basis of the foregoing, Southwest respectfully requests the concurrence of the Staff that the Proposal may be excluded from Southwest's proxy materials for its 2009 Annual Shareholders Meeting. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, Southwest agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Southwest only.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (713) 758-3747, my colleague Katie A. Young at (713) 758-3447, or Mark R. Shaw, Southwest's Associate General Counsel, at (214) 792-6143.

Very truly yours,

Gillian A. Hobson

Enclosures

EXHIBIT A

REC'D DEC 12 2008

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

December 8, 2008

BY FACSIMILE: 215.904.5015
BY UPS GROUND

Mr. Ron Ricks, Executive Vice President
Corporate Services and Corporate Secretary
Southwest Airlines Company
2702 Love Field Drive
Dallas, TX 75235

Dear Mr. Ricks:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2009 Annual Meeting.

The General Fund has owned 352 shares of Southwest Airlines Company continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Jamie Carroll of the Capital Strategies Department at (202) 624-8990.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jc
Enclosures

RESOLVED: That the shareholders of Southwest Airlines Company ("Southwest" or "Company"), hereby request that the Company adopt a policy requiring all domestic and foreign contract repair facilities that perform aircraft maintenance for the Company to meet the same operational and oversight standards as Company-owned repair facilities. The policy shall be disclosed to investors prior to the 2010 annual meeting.

SUPPORTING STATEMENT: According to news reports, Southwest outsources about 60 percent of aircraft maintenance to U.S.-based companies. In March 2008, Southwest suspended plans to shift certain maintenance operations to El Salvador. ("Southwest Airlines to suspend plans for outsourcing maintenance," The Dallas Morning News, March 18, 2008)

We believe that in contracting out aircraft maintenance, Southwest compromises the safety and security of the flying public and the long-term sustainability of our Company. We further believe risks to passenger and crew safety will increase dramatically if Southwest revives its plans to send maintenance work abroad.

Federal Aviation Administration (FAA)-certificated contract repair stations—particularly those outside the U.S.—are subject to less stringent maintenance standards than airline-owned stations. Supervisors and inspectors who sign off on maintenance work at foreign repair stations are not required to hold FAA repairman certificates or Airframe and Power plant licenses, nor are mechanics working on the aircraft at these facilities.

There is no standard for foreign repair stations with respect to personnel background checks, drug and alcohol testing, access to aircraft, and parts inventory—creating security vulnerabilities that terrorists could exploit with catastrophic results.

Recent Congressional hearings and Department of Transportation (DOT) investigations reveal alarming oversight failures in outsourced aircraft maintenance. In September 2008, the DOT Inspector General's office reported the FAA "relies too heavily on air carriers' oversight procedures, which are not always sufficient." "[U]ntrained mechanics, lack of required tools, and unsafe storage of aircraft parts" were among the problems found at repair stations—problems that "could affect aircraft safety over time if left uncorrected."

(http://www.oig.dot.gov/StreamFile?file=/data/pdfdocs/WEB_FILE_Review_of_Air_Carriers_Outsourced_Maintenance_AV2008090.pdf)

Exacerbating the risk to the flying public is the airlines' use of non-certificated repair facilities, which are not regulated or inspected by the FAA. In December 2005, the DOT Inspector General's office identified 1,400 non-certificated facilities that perform aircraft maintenance for U.S. carriers. It found that 21 of these domestic and foreign facilities were performing maintenance "critical to the airworthiness of the aircraft," and neither the FAA nor the carriers using these facilities provided adequate oversight of the work.

Relying on publicly available sources does not provide a complete picture of which repair stations our Company contracts with for maintenance work and what operational and oversight standards apply at these facilities.

We believe that requiring all domestic and foreign contract repair facilities that perform aircraft maintenance for the Company to meet the same high operational and oversight standards as Company-owned repair facilities will reduce the risks to the flying public generated by Southwest's maintenance outsourcing and strengthen our Company's reputation.

We urge you to vote **FOR** this proposal.

AMALGAMATED BANK.

December 8th, 2008

Mr. Ron Ricks
Executive Vice President Corporate Services and Corporate Secretary
Southwest Airlines Co.
2702 Love Field Drive
Dallas, TX 75235

Re: Southwest Airlines Co. – Cusip # 844741108

Dear: Mr. Ricks:

Amalgamated Bank is the record owner of 352 shares of common stock (the "Share") of Southwest Airlines Co., beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # FISMA & OMB Memorandum M-07-16 The International Brotherhood of Teamsters General Fund has held the Shares continuously since 12/01/07 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4971.

Very truly yours,

H A Scott

Hugh A. Scott
First Vice President
Amalgamated Bank

Cc: Jamie Carroll

Federal Aviation Administration

Fact Sheet - FAA Oversight of Repair Stations

For Immediate Release
February 6, 2008
Contact: Les Dorr or Alison Duquette
Phone: (202) 267-3462

FAA Oversight of Repair Stations

Repair stations are closely regulated and monitored by the FAA. The agency requires air carriers to ensure that their contract maintenance and training programs, and the contractors themselves, fully comply with federal regulations. There are approximately 4,187 domestic and 709 foreign FAA-certified repair stations.

Tough FAA Standards for "Outsourced" Maintenance

Some air carriers contract out ("outsource") aircraft maintenance. For example, it may be more efficient to have an original manufacturer perform engine overhauls, repair of components or warranty work. Airlines must meet stringent FAA requirements if they rely on contract maintenance.

- Air carriers have to ensure that all contractors follow the procedures specified in the air carrier's maintenance program.
- Air carriers must list all contractors on a vendor list; only substantial maintenance providers have to be approved in the air carrier's operation specifications.
- The airline must show that the provider has the capability, organization, facilities and equipment to perform the work.

Eyes on Repair Stations

Both the air carrier and the FAA inspect work done at repair stations. The air carrier conducts oversight through its Continuing Analysis and Surveillance System, which requires audits of the facilities working on the carrier's aircraft.

Inspection requirements come from the National Work Program Guidelines (NPG) order issued annually, and is based on risk analysis of results from the previous year's surveillance. The NPG establishes a base level of surveillance data that should be evaluated, including areas such as facilities, maintenance processes, technical data and training programs. The FAA uses risk assessments tools to retarget resources and develop the following year's inspection program.

FAA inspectors perform on-site visits and review air carrier audits. An FAA inspector is not *required* to give notice prior to an inspection. The inspector presents any issues found to the repair station informally during a briefing prior to leaving the facility. A formal letter of findings follows, and the FAA may start enforcement actions for violations of regulations.

Oversight of Foreign Repair Stations

Many U.S. air carriers rely on foreign repair stations outside the United States for at least some of their maintenance. These facilities are certified annually by the FAA, and a repair station may lose its certificate if it does not comply with FAA requirements.

The agency only certifies the number of foreign repair stations it can effectively monitor. Oversight is conducted by FAA inspectors assigned to International Field Offices in London, Frankfurt, Singapore, New

York, Miami, Dallas and San Francisco.

FAA standards for foreign and domestic repair stations are the same. Just as for domestic repair stations, the FAA conducts at least one comprehensive, in-depth inspection annually for renewal of the repair station's certificate. The FAA notifies a repair station prior to an inspection to meet the repair station's security requirements, make sure the appropriate personnel are available, and allow the facility to do any needed coordination with remote work sites or contractors. The agency also notifies the appropriate U.S. embassy and the country's national aviation authority.

Using risk analysis tools, FAA inspectors identify potential safety hazards and target inspection efforts on areas of greatest risk. During the inspection, the FAA verifies that the facility and personnel are qualified to perform the maintenance functions requested by the air carrier or listed in their operations specifications.The entire inspection is done during a single visit; the size and complexity of the repair station may require several days and several inspectors to complete the work.

The United States has country-to-country Bilateral Aviation Safety Agreements with France, Germany and Ireland. These agreements eliminate duplicate efforts by the FAA and the national aviation authorities, and specify that each authority perform certification and surveillance activities on behalf of the other. The FAA audits these national aviation authorities, reviews their inspector guidance materials, inspector staffing levels and training programs, and performs joint repair station audits with the authorities' inspectors. Under these agreements, the FAA conducts sample inspections of repair stations located in these countries.

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